UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 15)
Nobel Learning Communities, Inc.

(Name of Issuer)
Common Stock, $0.001 par value per share

(Title of Class of Securities)
654889104

(CUSIP Number)
Mark A. Stegemoeller
Latham & Watkins LLP
633 West Fifth Street, Suite 4000
Los Angeles, California 90071
(213) 485-1234

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
July 16, 2008

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box: ☐.

Page 1 of 10 Pages

SCHEDULE 13D

CUSIP No.	654889104	Page	2	of	10

1	NAME OF REPORTING PERSON Blesbok LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0 shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,870,835 shares (1)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares

WITH	10	SHARED DISPOSITIVE POWER

2,870,835 shares (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,870,835 shares (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

27.6%

14	TYPE OF REPORTING PERSON

OO
(1) The reporting person above is also the beneficial owner of 1,063,830 shares of Series D Convertible Preferred Stock which are not convertible into Common Stock.

SCHEDULE 13D

CUSIP No.	654889104	Page	3	of	10

1	NAME OF REPORTING PERSON ET Holdings, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0 shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,870,835 shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares

WITH	10	SHARED DISPOSITIVE POWER

2,870,835 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,870,835 shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

27.6%

14	TYPE OF REPORTING PERSON

OO

SCHEDULE 13D

CUSIP No.	654889104	Page	4	of	10

1	NAME OF REPORTING PERSON Hampstead Associates, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0 shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,870,835 shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares

WITH	10	SHARED DISPOSITIVE POWER

2,870,835 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,870,835 shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

27.6%

14	TYPE OF REPORTING PERSON

OO

SCHEDULE 13D

CUSIP No.	654889104	Page	5	of	10

1	NAME OF REPORTING PERSON Ridgeview Associates, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0 shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,870,835 shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares

WITH	10	SHARED DISPOSITIVE POWER

2,870,835 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,870,835 shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

27.6%

14	TYPE OF REPORTING PERSON

OO

SCHEDULE 13D

CUSIP No.	654889104	Page	6	of	10

1	NAME OF REPORTING PERSON Michael R. Milken

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,870,835 shares (1)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

2,870,835 shares (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,870,835 shares (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

27.6%

14	TYPE OF REPORTING PERSON

IN
(1) The reporting person above also may be deemed to be the beneficial owner of 1,063,830 shares of Series D Convertible Preferred Stock which are not convertible into Common Stock.

SCHEDULE 13D

CUSIP No.	654889104	Page	7	of	10

1	NAME OF REPORTING PERSON Lowell J. Milken

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.

	7	SOLE VOTING POWER

NUMBER OF		0 shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,870,835 shares (1)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares

WITH	10	SHARED DISPOSITIVE POWER

2,870,835 shares (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,870,835 shares (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

27.6%

14	TYPE OF REPORTING PERSON

IN
(1) The reporting person above also may be deemed to be the beneficial owner of 1,063,830 shares of Series D Convertible Preferred Stock which are not convertible into Common Stock.

Item 3. Source and Amount of Funds or Other Consideration
Item 5. Interest in Securities of the Issuer
Item 7. Material Exhibits to be Filed
SIGNATURES

     This Amendment No. 15 to Schedule 13D (“Amendment No. 15”) relating to Nobel Learning Communities, Inc., a Delaware corporation (the “Company”), is being filed on behalf of the undersigned to amend the Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on January 14, 1998, as amended (as amended, the “Schedule 13D”).
     Capitalized terms used and not defined herein have the same meaning as in the Schedule 13D. Except as specifically provided herein, this Amendment No. 15 does not modify any of the information previously reported on the Schedule 13D.
Item 3. Source and Amount of Funds or Other Consideration.
     The information in Item 3 is hereby amended and supplemented by adding the following thereto:
     On July 16, 2008, Blesbok acquired 85,000 Shares (the “Purchased Shares”) in a broker transaction for a total purchase price of $1,150,050 (including commissions). The funds used to buy the Purchased Shares were provided to Blesbok by one of its members, which is controlled by Michael R. Milken and Lowell J. Milken. Such member received such funds from the working capital of its sole owner, which also is controlled by Michael R. Milken and Lowell J. Milken.
Item 5. Interest in Securities of the Issuer.
     The information in Item 5 is hereby amended and supplemented by adding the following thereto:
     On July 16, 2008, Blesbok acquired 85,000 Shares in a broker transaction for a purchase price of $13.53 per share (including commissions). Also on July 16, 2008, Michael R. Milken contributed to Blesbok 33,400 Shares that he held directly in exchange for membership interests of Blesbok, and ET Holdings, L.L.C. (“ET Holdings”) contributed to Blesbok 969,466 Shares that it held directly in exchange for membership interests of Blesbok.
     After giving effect to the purchase and contributions described above, Blesbok directly holds 2,870,835 Shares, which represent approximately 27.6% of the outstanding Shares, based on 10,391,810 Shares outstanding as of May 1, 2008, as reported in the Company’s Quarterly Report on Form 10-Q filed with the Commission on May 12, 2008 (the “Outstanding Shares”).
     Hampstead Associates, L.L.C. (“Hampstead”) is the sole manager and the sole member of ET Holdings, and in such capacities may be deemed to have the power to direct the voting and disposition of, and to share beneficial ownership of, any Shares beneficially owned or deemed to be beneficially owned by ET Holdings. Ridgeview Associates, LLC (“Ridgeview”) is the sole manager and the sole member of Hampstead, and in such capacities may be deemed to have the power to direct the voting and disposition of, and to share beneficial ownership of, any Shares beneficially owned or deemed to be beneficially owned by Hampstead. Michael R. Milken and Lowell J. Milken are the managers of Ridgeview, and in such capacities may be

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deemed to have the power to direct the voting and disposition of, and to share beneficial ownership of, any Shares beneficially owned or deemed to be beneficially owned by Ridgeview.
     Michael R. Milken, Lowell J. Milken and ET Holdings are the managers of Blesbok, and in such capacity may be deemed to have the power to direct the voting and disposition of, and to share beneficial ownership of, any Shares beneficially owned or deemed to be beneficially owned by Blesbok.
     As a result of the foregoing, Michael R. Milken, Lowell J. Milken, ET Holdings, Hampstead and Ridgeview may be deemed to beneficially own an aggregate of 2,870,835 Shares, which represent approximately 27.6% of the Outstanding Shares.
     Blesbok also owns an aggregate of 1,063,830 shares of Series D Preferred Stock (the “Series D Shares”), which are not convertible into Common Stock. Michael R. Milken and Lowell J. Milken, as managers of Blesbok, may be deemed to have the power to direct the disposition of, and to share beneficial ownership of, any Series D Shares beneficially owned by Blesbok. None of ET Holdings, Hampstead or Ridgeview has the power to direct the disposition of, or share beneficial ownership of, any Series D Shares.
     Except as described in the Schedule 13D, including this Amendment No. 15, the Reporting Persons have not effected transactions in the Common Stock of the Company during the past 60 days. No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Common Stock covered by the Schedule 13D.
Item 7. Material Exhibits to be Filed.
     Exhibit 1 Joint Filing Agreement (incorporated by reference to Exhibit 1 to the Amendment No. 10 to Schedule 13D)
[Signature Page Follows]

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SIGNATURES
     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated: July 17, 2008	BLESBOK LLC,
a Delaware limited liability company

/s/ Stanley E. Maron

By: Stanley E. Maron
Its: Secretary

Dated: July 17, 2008	ET HOLDINGS, L.L.C.,
a Delaware limited liability company

/s/ Stanley E. Maron

By: Stanley E. Maron Its: Secretary

Dated: July 17, 2008	HAMPSTEAD ASSOCIATES, L.L.C.,
a Delaware limited liability company

By: RIDGEVIEW ASSOCIATES, LLC,
a California limited liability company
Its: Manager

/s/ Michael R. Milken

By: Michael R. Milken
Its: Manager

Dated: July 17, 2008	RIDGEVIEW ASSOCIATES, LLC,
a California limited liability company

/s/ Michael R. Milken

By: Michael R. Milken Its: Manager

Dated: July 17, 2008

/s/ Michael R. Milken

Michael R. Milken,
an individual

Dated: July 17, 2008

/s/ Lowell J. Milken

Lowell J. Milken, an individual

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